Stockholder Meeting Results:

The Fund held a special meeting of stockholders on June 9, 2014 to vote on the approval of the newinvestment management agreement between the Fund and PIMCO, as discussed in Note 4 to theNotes to Financial Statements. The special meeting was convened as scheduled on June 9, 2014.However, because a quorum was not present at the time of the special meeting, the stockholders ofthe Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 special meeting of stockholders was reconvened, and common stockholders of the Fund voted as indicated below:

						     For    Against	 Abstain
Approval of an Investment Management Agreement
between the Fund and Pacific Investment
Management Company LLC				18,125,734  497,035	3,209,807


The Fund held its annual meeting of stockholders on July 17, 2014. Common stockholders voted as indicated below:

						 		       Withheld
						 Affirmative	      Authority

Re-election of Hans W. Kertess - Class II to
serve until the annual meeting for the
2017-2018 fiscal year		                   34,782,175        1,254,063

Re-election of John C. Maney+ - Class II to
serve until the annual meeting for the
2017-2018 fiscal year		                   34,863,659        1,160,039

Re-election of Bradford K. Gallager - Class II
to serve until the annual meeting for the
2017-2018 fiscal year		                   34,836,336         1,199,902

The other members of the Board of Directors at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A. Jacobson, William B. Ogden, IV and Alan Rappaport continued to serve as Directors of the Fund.

+ Interested Director